

Mail Stop 4631

March 16, 2016

Via e-mail
E. Thomas Layton
Chief Executive Officer and Chairman
ZEC, Inc.
1002 North Central Expressway, Suite 495
Richardson, Texas 75080

      Re: ZEC, Inc.
              Amendment No. 2 to Form 10-12G
              Filed March 7, 2016
              File No. 000-55554

Dear Mr. Layton:

We have reviewed your filing and have the following comment.

<u>Security Ownership of Certain Beneficial Owners and Management</u>

1. Please tell us whether the holder of your $75,000 convertible note would be deemed a beneficial owner under Rule 13d-3 and if yes, please revise your beneficial ownership table as appropriate. Please also file the amendment to your convertible note lowering the conversion price from $0.40 per share to $0.30 per share as an exhibit.

You may contact Ernest Greene at (202)551-3733 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

                                   Sincerely,

                                   /s/ Jay Ingram

                                   Jay Ingram
                                   Legal Branch Chief
                                   Office of Manufacturing and
                                   Construction